

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Mr. Richard J. Daly
President and Chief Executive Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, New York 11042

> **Re: Broadridge Financial Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed August 7, 2014**
> **Response Dated March 26, 2015**
> **File No. 001-33220**

Dear Mr. Daly:

We have reviewed your March 26, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2015 letter.

Form 10-K for Fiscal Year Ended June 30, 2014

Consolidated Financial Statements,

Note 2. Summary of Significant Accounting Policies

B. Revenue Recognition, page 59

1. We note your response to comment 3. To help us understand your analysis of your accounting under ASC 605-45, please provide the following information:

    • You state in your response that you are the primary obligor for your agreements with your bank and broker customers because you are responsible for distributing proxy materials and tabulation of voting instructions and that you are responsible for fulfillment and acceptability of the services provided. Please tell us the party or parties who determine whether the services performed have been fulfilled and whether such services are acceptable. In doing so, clarify if corporate issuers look to you or to your bank and broker clients to resolve issues which may arise with fulfillment or acceptability of the services you provide under these arrangements. It may be helpful to walk us through the related contractual terms included in your agreements with corporate issuers and/or nominees.

- We note that you bill corporate issuers for "other fees that are not covered by the regulated fee schedule." Tell us how these "other fees" are determined and, in doing so, clarify if other parties establish pricing of these fees or if you have power to adjust them accordingly.

2. We note from your response to comment 4 that you have transactions within the scope of ASC 605-25. In future filings, please provide the disclosures required by ASC 605-25-50-1 and -2 for your multiple-element arrangements, or explain to us in reasonable detail why you believe such disclosures are not necessary.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Andrew Blume, Staff Accountant at (202) 551-3254, with any questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: David Lisa, Corporate Controller
    Broadridge Financial Solutions, Inc.